Exhibit 99(a)(1)(D)

FLAT ROCK CAPITAL CORP.

LETTER TO STOCKHOLDERS

THIS IS A NOTIFICATION OF AN OFFER TO PURCHASE, DATED OCTOBER 24, 2018. IF YOU ARE NOT INTERESTED IN SELLING YOUR SHARES AT THIS TIME, KINDLY DISREGARD THIS NOTICE.

October 24, 2018

Dear Stockholder:

No action is required of you at this time. We have sent this letter to you only to announce the offer to purchase (the “Offer”) by Flat Rock Capital Corp. (the “Company”). The Offer is for cash at a price equal to the net asset value (“NAV”) per share of our common stock, par value $0.001 per share (“Common Stock”) on November 26, 2018 (the “Purchase Price”), and is made upon the terms and subject to the conditions set forth in the accompanying Offer to Purchase and Letter of Transmittal. The purpose of the Offer is to comply with the requirement under the Small Business Credit Availability Act that the Company extend, within twelve months of May 30, 2018, to each of the Company’s stockholders as of May 30, 2018, the opportunity to sell the securities held by that stockholder as of that date in order for the Company to reduce its asset coverage ratio from 200% to 150%, effective May 30, 2019. The term “Shares” as used herein refers only to those shares of Common Stock that are eligible to be repurchased. The Offer period will begin on October 24, 2018 and end at 11:59 P.M. Central Time, on November 26, 2018. Subject to the limitations contained in the Offer to Purchase, which is attached to this letter, all properly completed and duly executed letters of transmittal returned to us will be processed promptly following the expiration of the Offer period.

IF YOU HAVE NO DESIRE TO SELL ANY OF YOUR SHARES AT THE COMPANY’S NET ASSET VALUE PER SHARE AS OF NOVEMBER 26, 2018, PLEASE DISREGARD THIS NOTICE.

We will contact you again to notify you when the Company intends to offer to repurchase a portion of its issued and outstanding Common Stock. If you would like to tender a portion or all of your Shares for repurchase at this time, please complete the Letter of Transmittal Form included with this letter and return it in the enclosed envelope. Please see the attached Offer to Purchase for conditions to the Offer, including, but not limited to, the fact that we are only offering to repurchase up to 433,109 shares of our issued and outstanding Common Stock.

All requests to tender shares must be received in good order by the Company, at the address below, by 11:59 P.M. Central Time, on November 26, 2018.

Regular Mail: Flat Rock Capital Corp. C/O DST Systems, Inc. PO Box 219238 Kansas City, MO 64121	Overnight Mail: Flat Rock Capital Corp. C/O DST Systems, Inc. 430 W. 7th Street STE 219238 Kansas City, MO 64105

If you have any questions, please call your financial advisor or call DST Systems, Inc., our transfer agent, at (844) 292-0365.

Sincerely,

/s/ Robert K. Grunewald
Robert K. Grunewald Chief Executive Officer and Chairman, Flat Rock Capital Corp.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares. The Offer is made solely by the Offer to Purchase, dated October 24, 2018, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares of common stock in any jurisdiction in which the making or acceptance or offers to sell shares would not be in compliance with the laws of that jurisdiction.